UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
June 11, 2025
Commission File Number: 001-41731

FIDELIS INSURANCE HOLDINGS LIMITED
(Exact Name of Registrant as Specified in its Charter)
Wellesley House South, 90 Pitts Bay Road, Pembroke, Bermuda, HM08
+1 441 279 2590
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

On June 11, 2025, Fidelis Insurance Holdings Limited (the “Company”) provided the following statement based on the outcome of the English High Court trial related to aircraft lessor business in the 2021 and 2022 underwriting years that has been the subject of the Russia-Ukraine aviation litigation.

“Fidelis Insurance Group is disappointed by and respectfully disagrees with the English High Court’s decision today. Fidelis will be reviewing all options including a possible appeal.

“Notwithstanding this outcome, Fidelis Insurance Group continues to maintain a strong balance sheet and remains well-positioned to advance strategic growth and capital management initiatives. In light of this decision, we have reached a resolution in respect of approximately 95% of the exposure related to lessor policy claims in litigation, effectively putting this event behind us. Looking ahead, we are excited about future opportunities as our underlying portfolio continues to perform well, and we remain focused on capitalizing on attractive opportunities to drive growth and optimize margins.”

The interest and on account payment towards cost awards will be determined by the English High Court at a further hearing to be scheduled in September 2025. It is anticipated that the impact of the final total monetary award (once final costs are determined or agreed) will be in line with the estimate provided by the Company in the section “Management Discussion and Analysis of Financial Condition and results of Operating - The Ukraine Conflict” in Exhibit 99.1 of the Form 6-K filed with the SEC on May 15, 2025, available electronically at www.sec.gov.

This Form 6-K is filed by the Company and incorporated by reference into the Company’s Registration Statement No. 333-287332.
SAFE HARBOR REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “tracking,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Examples of forward-looking statements may include, among others, statements we make in relation to: targeted operating results such as return on equity, net income and earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross premiums written and book value per share; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our expectations regarding our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•our ability to manage risks associated with macroeconomic conditions including any escalation of the Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the development and pattern of earned and written premiums impacting embedded premium value;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;

•risks associated with our use or anticipated use emerging technologies, such as artificial intelligence technologies, including potential legal, regulatory and operational risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments;
•the Group’s status as a foreign private issuer means that it will be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company;
•our ability to maintain the listing of our common shares on NYSE or another national securities exchange; and
•the other risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Annual Report on Form 20-F filed with the SEC on March 11, 2025 (which such section is incorporated herein by reference) (the “2024 Annual Report”), as well as subsequent Annual and Current Report filings with the SEC available electronically at www.sec.gov.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELIS INSURANCE HOLDINGS LIMITED

Dated: June 11, 2025	By:	/s/ Allan C. Decleir
	Name:	Allan C. Decleir
	Title:	Group Chief Financial Officer